

April 15, 2015

Via E-mail
Mr. Reginald Denny
Chief Financial Officer
Arkanova Energy Corporation
305 Camp Craft Road, Suite 525
Austin, Texas 78746

   Re: **Arkanova Energy Corporation**
      Annual Report on Form 10-K
      Filed December 23, 2014
      File No. 0-51612

Dear Mr. Denny:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

General

1. We note your statement on page 15 that the completion of the Tribal-Max 1-2817 well included "a six stage frac consisting of approximately 12,410 barrels of stimulation fluid and 474,981 pounds of sand," and your disclosure that "three other wells within the field were also stimulated." Please expand your disclosure where appropriate to convey clearly the extent to which hydraulic fracturing is employed in your operations.

Management's Discussion and Analysis, page 19

Results of Operations for the Years Ended September 30, 2014 and 2013, page 19

2.   Please quantify the amount of year-over-year variance in operating results that is attributable to each factor cited as a cause of such variance. Address also significant changes in balance sheet items such as prepaid expenses, project advances and notes payable – not just that they changed but the reasons why that was the case.

Notes to Consolidated Financial Statements

Note 19 – Supplemental Oil and Gas Information, page 43

Proved Oil and Gas Reserve Quantities, page 44

3.   The reserves figures disclosed here and on page 13 appear to be based on a convention using a comma to denote a decimal place, for example the 33,090 MBbl of oil for the period ending September 30, 2014. The corresponding reserve figure provided in the reserve report filed as Exhibit 99.4 is presented as 33,090 barrels of oil. To ensure consistency between the figures presented in your Form 10-K with the figures disclosed in your third party engineer's report, please revise the disclosure throughout your filing on Form 10-K to use a period to denote the decimal point.

Directors, Executive Officers and Corporate Governance, page 48

Corporate Governance, page 51

Director Independence, page 51

4.   We note your description of Mr. Hofer on pages 51, 52, and 58 as a "non-employee director" who is "independent as defined by NASDAQ Listing Rule 5605(a)(2)." You state on page 49 that Mr. Hofer "leads business development for [y]our company" and has been working for your company since March 2007. Please reconcile these apparently contradictory disclosures.

Certain Relationships and Related Transactions, and Director Independence, page 58

5.   You describe on pages 22 and 23 several agreements with Aton Select Funds
        Limited in the fiscal years ended September 30, 2013 and September 30, 2014.
        Please expand your disclosure here to provide the information about these
        transactions required by Item 404 of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with
questions about engineering comments. If you have questions regarding comments on
the financial statements and related matters, you may contact Wei Lu, Staff Accountant,
at (202) 551-3725 or Sandra Eisen, Staff Accountant, at (202) 551-3864. Please contact
Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, the undersigned,
at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director